UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10th, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

Banco Bradesco S.A. announces to its shareholders, clients and the market in general that all matters examined in the Special Shareholders’ Meeting, held on this date, at 4:30 p.m. were approved as follows:

1. To amend the Bylaws to Sole Paragraph of Article 24, in view of the change in the names of the Codes of Ethics, which are now called Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector.

2. To reverse split the common and preferred shares at the ratio of 50 (fifty) to 1 (one), with the simultaneous stock split of each share submitted to reverse split at the ratio of 1 (one) to 50 (fifty), pursuant to the respective types, considering:

Reverse Stock Split

• Purpose

To adjust the shareholding structure, considering that there is a great quantity of shareholders with interest lower than 50 shares, and most of them are under the condition of inactive, with the consequent decrease in operating controls/costs to the Company and its shareholders, providing greater efficiency to the operational system of book-entry shares and disclosure of information to shareholders.

• Term for a Possible Adjustment to the Positions by Shareholders

It will be given a term of not less than 60 days for the adjustment of the shareholding position, after the operation ratification by the Brazilian Central Bank.

The shareholders may adjust their position through the Brokerage firm of their free choice. The Company and the Controlling Shareholders, exclusively for this operation, undertake to:

The Company

a) exempt shareholders who wish to complement the multiple of 50 shares, immediately higher, by type, from the brokerage fee and other fees, exclusively when carried out by means of Bradesco S.A. Corretora de Títulos e Valores Mobiliários and Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco Organization’s companies; and

b) open a specific credit line, in the period of adjustment of the shareholding positions by the shareholders.

Controlling Shareholders:

In the event of a possible lack of liquidity in the market for acquisition of shares, and, if shareholders are interested in selling, at market prices, the number of shares needed to the rounding of their share positions to a multiple of 50 shares, immediately higher, by type, (in this case, the shareholder shall go to a Bradesco Branch).

Stock Split

• Purpose

To keep the share quotation value in the market at an attractive level for trading, providing better liquidity to the shares in the domestic market and to DRs - Depositary Receipts in the foreign market.

The stock split shall be implemented on the same day of the reverse split (simultaneously).

Additional Procedures – Fractions of Shares

• After the term set forth for the adjustment by shareholders, the possible fractions of shares will be sold in an auction to be held on BM&FBOVESPA S.A. The result of the operation will be credited to the shareholders or shall be at the disposal of shareholders entitled to them.

Holders of Depositary Receipts (DRs), Traded in the United States and Spain

• Simultaneously to the operation in the Brazilian Market, also in compliance with the term set forth for adjustment to positions, will be processed in the Foreign Market the reverse stock split and stock split in the same proportion.

• After the term, the resulting fractions of DRs - Depositary Receipts shall be sold on the respective Stock Exchanges, and the amounts will be credited to the holders of fractions.

Considering that the reverse split and the stock split shall be processed in the same proportion, this operation shall not change:

a) the number of shares comprising the Capital Stock and, consequently, the “caput” of Article 6 of Banco Bradesco S.A.’s Bylaws; and

b) the amount of Monthly Dividends of R$0.013219250 per common shares and R$0.014541175 per preferred share.

Sincerely,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.